                                                                      EXHIBIT 20
                            KEYSTONE FINANCIAL, INC.


Press Release - For Immediate Release           For Further Information Contact:
                November 26, 1996                                 Donald F. Holt
                                                                  (717) 231-5704

                      KEYSTONE FINANCIAL AGREES TO ACQUIRE
                 FIRST FINANCIAL CORPORATION OF WESTERN MARYLAND


     HARRISBURG, PA, November 26--Keystone Financial, Inc. (NM:NASDAQ:KSTN), the fifth largest bank holding company in Pennsylvania, today announced that it has signed a definitive agreement to acquire First Financial Corporation of Western Maryland, (NM:NASDAQ:FFWM), Cumberland, Maryland.

     First Financial, a thrift holding company with one banking subsidiary, First Federal Savings Bank of Western Maryland, has approximately $345 million in assets and operates ten community offices in Allegany, Garrett and Washington Counties, Maryland.

     First Financial had operating net income of $1.2 million during the three months ended September 30, 1996, which produced a return on assets of 1.47% and a return on equity of 11.75%.

     Under terms of the agreement, each shareholder of First Financial will receive common stock, at a fixed exchange rate of 1.29 shares of Keystone for each First Financial share, or an equivalent amount of cash. The stock issuance will amount to 55% to 60% of the total consideration. Based on the $26.50 per share closing bid price of Keystone on November 25, 1996, the value per share of First Financial approximates $34.19, and aggregates $74 million. In connection with the agreement, First Financial gave Keystone an option to purchase 19.9% of its outstanding common stock under certain circumstances.

     First Financial's banking operations will be combined with those of American Trust Bank, N.A., the Keystone member bank currently providing financial services to these markets.

     "First Financial is a well-managed organization with a proud tradition of providing quality service to its customers. We are pleased to be able to expand our Maryland banking operations through the addition of First Financial," Carl
L. Campbell, President and Chief Executive Officer of Keystone commented. "The merger with First Financial provides Keystone with valuable operating efficiencies and strengthens our market position," he added.


                                    --more--

     Patrick J. Coyne, Chairman of the Board, President and Chief Executive Officer of First Financial, commented, "We are pleased to have the opportunity to join a quality organization such as Keystone. The combination will provide numerous benefits to our customers, including an expanded array of new products and services."

     The agreement is subject to approval by regulatory agencies and shareholders of First Financial. Completion of the acquisition is expected during the first half of 1997. (First Financial was represented by Alex. Brown in this transaction.)

     Keystone Financial has five member banks - American Trust Bank, N.A., Cumberland, Maryland; Frankford Bank, Horsham, Pennsylvania; Northern Central Bank, Williamsport, Pennsylvania; Mid-State Bank, Altoona, Pennsylvania; and Pennsylvania National Bank, Pottsville, Pennsylvania - which together operate 147 offices in Pennsylvania, Maryland and West Virginia. Keystone also operates several non-banking companies providing specialized services including Keystone Financial Mortgage Company, Lancaster, Pennsylvania; Martindale Andres & Co., (asset management firm), West Conshohocken, Pennsylvania; and Keystone Financial Dealer Center, Williamsport, Pennsylvania. KeyCall Phone Banking Center is also located in Cumberland, Maryland. This telephone banking center has recently begun the first phase of its operations, outbound telemarketing, and is expected to be fully operational during late 1997.

                                       ###

                             KEYSTONE FINANCIAL, INC.
         ACQUISITION OF FIRST FINANCIAL CORPORATION OF WESTERN MARYLAND

Announcement Date:       November 26, 1996

Agreement Terms:         Keystone will issue Common Stock to each shareholder of
                         FFWM, at a fixed exchange ratio of 1.29 shares of Keystone for each FFWM share, or an equivalent amount of cash. The stock portion will amount to 55% to 60% of the total consideration.

Accounting Method:       Purchase

Approximate Deal Value:  $34.19/share(1); $74.0 million aggregate

Multiples:               Price/Earnings(3)                  15.26x
                         Price/Book(2)                      1.80x
                         Price/Market                       1.23x

                 First Financial Corporation of Western Maryland
                                Financial History


                                                                                        Fiscal Year Ended June 30,
($in 000's)                                            Quarter Ended         ------------------------------------------------
                                                          9/30/96              1996                1995                1994
                                                       -------------         --------            --------            --------

Assets                                                   $345,505            $321,994            $329,375            $345,646
Loans, net                                                270,365             243,113             223,066             219,504
Allowance for Loan Losses                                   7,855               7,795               8,590               4,561
Deposits                                                  280,705             274,756             283,360             301,208
Equity                                                     40,368              41,707              38,470              40,267
Provision for Credit Losses                                    75                 600               5,985                 780
Net Income                                                  1,215  (3)          3,600              (1,219)              4,059

ROAA                                                         1.47% (3)           1.09%                N/A                1.18%
ROAE                                                        11.75% (3)           8.97%                N/A                9.97%

Equity/Assets                                               11.69%              12.20%              11.66%              11.86%
NIM                                                          4.48%               4.52%               4.11%               3.63%

Non-Performing Assets (NPA)                                $6,100              $6,420              $7,648              $6,700
NPA as % of Total Assets                                     1.77%               1.99%               2.32%               1.94%
Allowance/Loans                                              2.83%               3.11%               3.71%               2.04%

Shares Outstanding                                      2,124,336           2,176,739           2,130,212           2,105,650


---------------
     (1)  Keystone closing bid price as of November 25, 1996 was $26.50.
     (2)  Book value at September 30, 1996, was $19.00.
     (3) Exclusive of a $1.17 million, net of income tax benefit, non-recurring SAIF assessment charge.


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